Exhibit 21.1

List of Subsidiaries
As of March 31, 2021

Name	Jurisdiction
8x8 International Holdings Co.	Delaware
Contactual, Inc.	Delaware
LeChat, Inc.	Delaware
8x8 Romania Holdings, LLC	Delaware
Optoriot Asia Holdings, Inc.	Delaware
Netergy Microelectronics, Inc.	California
Visit, Inc.	California
8x8 International, Inc.	Canada
8x8 International Pty Ltd.	Australia
8x8 UK Investments Ltd.	United Kingdom
8x8 UK Limited	United Kingdom
DXI Limited	United Kingdom
API Telecom Limited	United Kingdom
8x8 International SRL	Romania
8x8 Japan GK	Japan
8x8 Servicios Mexico, S.R.L. de C.V.	Mexico
Blue Magpie	China
8x8 International Pte. Ltd.	Singapore
PT Wavecell Solutions Indonesia	Indonesia
Wavecell Inc.	Philippines
Wavecell Limited	Thailand
Vietnam Innovation Lab Company Limited	Vietnam
WVL Company Limited	Vietnam